APPLICATION FOR REGISTRATION AS A NATIONALLY RECOGNIZED STATISTICAL RATING ORGANIZATION (NRSRO)

☐ INITIAL APPLICATION

☐ APPLICATION TO ADD CLASS OF CREDIT RATINGS

☐ APPLICATION SUPPLEMENT
Items and/or Exhibits Supplemented:

_____

☑ ANNUAL CERTIFICATION

☐ UPDATE OF REGISTRATION
Items and/or Exhibits Amended:

_____

☐ WITHDRAWAL FROM REGISTRATION

Important: Refer to Form NRSRO Instructions for General Instructions, Item-by-Item Instructions, an Explanation of Terms, and the Disclosure Reporting Page (NRSRO). "You" and "your" mean the person filing or furnishing, as applicable, this Form NRSRO. "Applicant" and "NRSRO" mean the person filing or furnishing, as applicable, this Form NRSRO and any credit rating affiliate identified in Item 3.

1.   A. Your full name:

Fitch Ratings, Inc.

B. (i) Name under which your credit rating business is primarily conducted, if different from Item 1A:

N/A

(ii) Any other name under which your credit rating business is conducted and where it is used (other than the name of a credit rating affiliate identified in Item 3):

N/A

C. Address of your principal office (do not use a P.O. Box):

33 Whitehall Street	New York	NY	10004
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

D. Mailing address, if different:

(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

E. Contact person (See Instructions):

Heather Merrigan, Head of Compliance - Americas
(Name and Title)

33 Whitehall Street	New York	NY	10004
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

CERTIFICATION:

The undersigned has executed this Form NRSRO on behalf of, and on the authority of, the Applicant/NRSRO. The undersigned, on behalf of the Applicant/NRSRO, represents that the information and statements contained in this Form, including Exhibits and attachments, all of which are part of this Form, are accurate in all significant respects. If

this is an ANNUAL CERTIFICATION, the undersigned, on behalf of the NRSRO, represents that the NRSRO's application on Form NRSRO, as amended, is accurate in all significant respects.

3/24/2022   Fitch Ratings, Inc.
_____   _____
(Date)   (Name of the Applicant/NRSRO)

By: /s/ Ian Linnell   Ian Linnell, President
     _____   _____
     (Signature)   (Print Name and Title)

2. **A**. Your legal status:

☑ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Other (specify) _____

B. Month and day of your fiscal year end: 12/31
_____

C. Place and date of your formation (i.e., state or country where you were incorporated, where your partnership agreement was filed, or where you otherwise were formed):

State/Country of formation: Delaware _____   Date of formation: 1997 _____

3. Your credit rating affiliates (See Instructions):

See attached Item 3.
_____
(Name)   (Address)

_____
(Name)   (Address)

_____
(Name)   (Address)

_____
(Name)   (Address)

_____
(Name)   (Address)

4. The designated compliance officer of the Applicant/NRSRO (See Instructions):

Heather Merrigan, Head of Compliance - Americas
_____
(Name and Title)

33 Whitehall Street   New York   NY   10004
_____
(Number and Street)   (City)   (State/Country)   (Postal Code)

5. Describe in detail how this Form NRSRO and Exhibits 1 through 9 to this Form NRSRO will be made publicly and freely available on an easily accessible portion of the corporate Internet website of the Applicant/NRSRO (See Instructions):

Fitch Ratings, Inc. will make Form NRSRO and all exhibits and attachments available for free on its public website www.fitchratings.com, via a link on the home page entitled "Regulatory Affairs".

6. **COMPLETE ITEM 6 ONLY IF THIS IS AN INITIAL APPLICATION, APPLICATION SUPPLEMENT, OR APPLICATION TO ADD A CLASS OF CREDIT RATINGS.**

A. Indicate below the classes of credit ratings for which the Applicant/NRSRO is applying to be registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class as of the date of this application for which the Applicant/NRSRO has an outstanding credit rating and the approximate date the Applicant/NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit ratings	Applying for registration	Approximate number currently outstanding	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☐	N/A	N/A
i**nsurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))**	☐	N/A	N/A
corporate issuers	☐	N/A	N/A
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☐	N/A	N/A
issuers of government securities as that term is defined in section 3(a)(42) of the Exchange Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☐	N/A	N/A

B. Briefly describe how the Applicant/NRSRO makes the credit ratings in the classes indicated in Item 6A readily accessible for free or for a reasonable fee (See Instructions):

_____

_____

_____

C. Check the applicable box and attach certifications from qualified institutional buyers, if required (See Instructions):

        ☐ The Applicant/NRSRO is attaching _____certifications from qualified institutional buyers to this application. Each is marked "Certification from Qualified Institutional Buyer."

        ☐ The Applicant/NRSRO is exempt from the requirement to file certifications from qualified institutional buyers pursuant to section 15E(a)(1)(D) of the Exchange Act.

Note: You are not required to make a Certification from a Qualified Institutional Buyer filed with this Form NRSRO publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep these certifications confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the certifications confidential upon request to the extent permitted by law.

7. DO NOT COMPLETE ITEM 7 IF THIS IS AN INITIAL APPLICATION.

A. Indicate below the classes of credit ratings for which the NRSRO is currently registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class for which the NRSRO had an outstanding credit rating as of the most recent calendar year end and the approximate date the NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit rating	Currently registered	Approximate number outstanding as of the most recent calendar year end	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☑	32,774	1964
i**nsurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))**	☑	3,148	1973
corporate issuers	☑	20,711	1927
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☑	34,653	1979
issuers of government securities as that term is defined in section 3(a)(42) of the Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☑	177,403	1927

B. Briefly describe how the NRSRO makes the credit ratings in the classes indicated in Item 7A readily accessible for free or for a reasonable fee (See Instructions):

Fitch Ratings, Inc. publishes all ratings and related ratings actions and opinions free of charge on a non-selective basis on its public website, www.fitchratings.com.

8. Answer each question. Provide information that relates to a "Yes" answer on a Disclosure Reporting Page (NRSRO) and submit the Disclosure Reporting Page with this Form NRSRO (See Instructions). You are not required to make any disclosure reporting pages submitted with this Form publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep any disclosure reporting pages confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the disclosure reporting pages confidential upon request to the extent permitted by law.	

	YES	NO
A. Has the Applicant/NRSRO or any person within the Applicant/NRSRO committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934 in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	☐	☑
B. Has the Applicant/NRSRO or any person within the Applicant/NRSRO been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	☑	☐
C. Is any person within the Applicant/NRSRO subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO?	☐	☑

9. Exhibits (See Instructions).

Exhibit 1. Credit ratings performance measurement statistics.

☑   Exhibit 1 is attached and made a part of this Form NRSRO.

Exhibit 2. A description of the procedures and methodologies used in determining credit ratings.

☑   Exhibit 2 is attached and made a part of Form NRSRO.

Exhibit 3. Policies or procedures adopted and implemented to prevent the misuse of material, nonpublic information.

☑   Exhibit 3 is attached and made a part of this Form NRSRO.

Exhibit 4. Organizational structure.

☑   Exhibit 4 is attached to and made a part of this Form NRSRO.

Exhibit 5. The code of ethics or a statement of the reasons why a code of ethics is not in effect.

☑   Exhibit 5 is attached to and made a part of this Form NRSRO.

Exhibit 6. Identification of conflicts of interests relating to the issuance of credit ratings.

☑   Exhibit 6 is attached to and made a part of this Form NRSRO.

Exhibit 7. Policies and procedures to address and manage conflicts of interest.

☑   Exhibit 7 is attached to and made a part of this Form NRSRO.

Exhibit 8. Certain information regarding the credit rating agency's credit analysts and credit analyst supervisors.

☑ Exhibit 8 is attached to and made a part of this Form NRSRO.

Exhibit 9. Certain information regarding the credit rating agency's designated compliance officer.

☑ Exhibit 9 is attached to and made a part of this Form NRSRO.

Exhibit 10. A list of the largest users of credit rating services by the amount of net revenue earned from the user during the fiscal year ending immediately before the date of the initial application.

☐ Exhibit 10 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 11. Audited financial statements for each of the three fiscal or calendar years ending immediately before the date of the initial application.

☐ Exhibit 11 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 12. Information regarding revenues for the fiscal or calendar year ending immediately before the date of the initial application.

☐ Exhibit 12 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 13. The total and median annual compensation of credit analysts.

☐ Exhibit 13 is attached and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Credit Rating Affiliates[1]

Fitch Australia PTY, Limited[2] Suite 15.01, Level 15 135 King Street Sydney NSW 2000, Australia	Fitch Ratings Brasil Ltda. Av. Barão de Tefé, 27 – Sala 601 – Saúde 20220-460 Rio de Janeiro, Brazil
Fitch Ratings (Beijing) Ltd Unit 02-2 & 03, 10/F, Fortune Financial Center 5 Dongsanhuanzhong Road Chaoyang District Beijing 100020, China	Fitch Ratings Ireland Limited[3] 38 Upper Mount Street Dublin 2 D02 PR89 Ireland
Fitch (Hong Kong) Limited 19/F Man Yee Building 68 Des Voeux Road Central Hong Kong	Fitch Ratings Japan Limited Kojimachi Crystal City East Wing 3rd Floor 4-8 Kojimachi, Chiyoda-ku Tokyo 102-0083 Japan
Fitch México S.A. de C.V. Blv. Manuel Avila Camacho 88, Piso 10 Edificio Picasso, Col. Lomas de Chapultepec Del. Miguel Hidalgo Mexico City 11000 Mexico	Fitch Ratings Singapore Pte Ltd One Raffles Quay South Tower #22-11 Singapore 048583
Fitch Ratings Ltd[4] 30 North Colonnade, Canary Wharf London E14 5GN, United Kingdom	Fitch Ratings CIS Ltd[5] 30 North Colonnade, Canary Wharf London E14 5GN, United Kingdom

[1] Employees of other credit rating affiliates of Fitch Ratings, Inc. not listed on this Item 3 may participate in the determination of credit ratings issued by or on behalf of Fitch Ratings, Inc.

[2] Fitch Australia PTY, Limited is organized under the laws of Australia, and includes the branch offices of this affiliate in Taiwan, Saudi Arabia and Korea.

[3] Fitch Ratings Ireland Limited is organized under the laws of Ireland, and includes the branch offices of this affiliate in France, Germany, Italy, Spain, Sweden and Poland.

[4] Fitch Ratings Ltd is organized under the laws of the United Kingdom, and includes the branch office of this affiliate in Dubai.

[5] Fitch Ratings CIS Ltd is organized under the laws of the United Kingdom, and includes the branch office of this affiliate in Russia.

DISCLOSURE REPORTING PAGE (NRSRO)

This Disclosure Reporting Page (DRP) is to be used to provide information concerning affirmative responses to **Item 8** of Form NRSRO.

Submit a separate DRP for each person that: (a) has committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, has been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or has been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934; (b) has been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or has been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction; or (c) is subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO.

Name of Applicant/NRSRO

███████████

Date

3/24/2022

Check Item being responded to:

☐ Item 8A

☑ Item 8B

☐ Item 8C

Full name of the person for whom this DRP is being submitted:

███████████

If this DRP provides information relating to a "Yes" answer to Item 8A, describe the act(s) that was (were) committed or omitted; or the order(s) or finding(s); or the injunction(s) (provide the relevant statute(s) or regulation(s)) and provide jurisdiction(s) and date(s):

If this DRP provides information relating to a "Yes" answer to Item 8B, describe the crime(s) and provide jurisdiction(s) and date(s):

███████████████████████████████████████

If this DRP provides information relating to a "Yes" answer to Item 8C, attach the relevant Commission order(s) and provide the date(s):

Exhibit 4

In calendar year 2021, the Corporate Structure organization chart was updated to (i) replace Richard Hunter with Jeremy Carter as Global Group Head of Corporate Finance, (ii) replace Jeremy Carter with Richard Hunter as Chief Credit Officer and iii) Andrew Collyer was appointed Chief Technology Officer.

Additional material changes made in calendar year 2022 through the date of filing the annual certification include: updating the Corporate Structure organization chart to i) include Andrew Collyer as Chief Technology Officer, ii) remove Jon Ewing as Chief Marketing Officer, iii) remove Pete Patrino as Chief Criteria Officer, iv) add Bart Oosterveld as Chief Criteria Officer, v) remove Olivier Delfour from Global Core Ops SF and PF, vi) add Andrew Currie to Analytical Business Applications, and vii) include Tracey Perini as the Chief Financial Officer.